Exhibit 12.1

Computation of Ratio of Earnings to Fixed Charges

(dollars in millions)	Three Months Ending	Fiscal Years
	January 1, 2011	2010	2009	2008	2007	2006
Earnings:
Income (loss) from continuing operations before income taxes	$445	$1,203	$(543)	$154	$410	$(268)
Add: Fixed charges	80	360	388	272	278	325
Add: Amortization of capitalized interest	0	3	4	4	3	3
Less: Capitalized interest	(2)	(11)	(3)	(3)	(2)	(8)

Total adjusted earnings	523	1,555	(154)	427	689	52

Fixed Charges:
Interest	51	240	289	212	228	263
Capitalized interest	2	11	3	3	2	8
Amortization of debt discount expense	12	46	38	3	4	5
Rentals at computed interest factor (1)	15	63	58	54	44	49

Total fixed charges	$80	$360	$388	$272	$278	$325

Ratio of Earnings to Fixed Charges	6.54	4.32		1.57	2.48

Insufficient Coverage			$542			$273

(1)	Amounts represent those portions of rent expense (one-third) that are reasonable approximations of interest costs.